NT-10QSB
           U.S. Securities and Exchange Commission
                  Washington, D.C. 20549
                       FORM 12B-25




NOTIFICATION OF LATE FILING
SEC FILE NUMBER:333-47395
CUSIP NUMBER:97652K102
(CHECK ONE):
[ ] Form 10-K and Form 10-KSB  [ ] Form 20-F
[ ] Form 11-K
[X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

             For Period Ended:  March 31, 2001
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I     Registrant Information

     Full Name of Registrant:  Wireless Data
Solutions,
Inc.


Address of Principal Executive Office
(Street and Number)

        2233 Roosevelt Road Suite #5 St.
Cloud MN. 56301

Part II   Rules 12B-25 (b) and (c)

     If the subject report could not be
filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed. (Check box if appropriate)

     [X]     (a)     The reasons described in
reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]     (b)     The subject quarterly report
in Form 10-QSB, will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]     (c)     The accountant's statement or
other exhibit required by rule 12B-25 (c) has been attached if applicable.


Part III     Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or, portion thereof could not be filed within the prescribed period.

      More time is needed to accumulate and verify information.

Part IV     Other Information

(1) Name and telephone number of person to
(2) contact in regard to this notification:

              Patrick Makovec        (320) 203-7477

Have all other periodic reports
required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

    If the answer is no, identify report(s).
                   [X]   Yes     [ ]   No

(2) Is it anticipated that any significant
             Change in results of operations
             from the corresponding period
             for the last fiscal year will be
             reflected by the earnings statement to
             be included in the
             subject report or portion thereof?
                    [X]   Yes     [ ]   No

     If so: attach an explanation of the anticpated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Narrative explanation of anticipated change:

	In fiscal 2000 the company realized a $250,000 profit for the six-month period ending March 31. For the same period in 2001 Wireless Data Solutions expects to show a loss of approximately $55,000. The difference in performance lies mainly in the fact that substantial expense was incurred in the pursuit of the purchase of new technology. Also in the same period in fiscal 2000 a one-time profit of $200,000 was realized from the cancellation of the Varitek contract.


WIRELESS DATA SOLUTIONS, INC.
              (Name of Registrant as specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2001           By:   /s/  Patrick Makovec


Patrick Makovec,
Chairman of the Board